NEW PLATFORM TECH, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
New Platform Tech, Inc.
Las Vegas, Nevada

We have reviewed the accompanying financial statements of New Platform Tech, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

August 4, 2023
Los Angeles, California

NEW PLATFORM TECH INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	4	$	-
Total Current Assets		**4**		**-**
Intangible Assets		29,933		74,233
Total Assets	$	**29,938**	$	**74,233**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	69,273	$	23,165
Current Portion of Loans and Notes		16,235		20,245
Total Current Liabilities		**85,508**		**43,410**
Total Liabilities		**85,508**		**43,410**
STOCKHOLDERS EQUITY				
Common Stock		352,203		264,284
Treasury Stock		-		(67,223)
Additional Paid in Capital		62,010		62,010
Subscription Receivable		(159,658)		(71,796)
Retained Earnings/(Accumulated Deficit)		(310,125)		(156,451)
Total Stockholders' Equity		**(55,571)**		**30,823**
Total Liabilities and Stockholders' Equity	$	**29,938**	$	**74,233**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating expenses		
General and Administrative	124,795	77,514
Sales and Marketing	28,478	543
Total operating expenses	153,273	78,057
Operating Income/(Loss)	(153,273)	(78,057)
Interest Expense	401	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(153,674)	(78,057)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	$ (153,674)	$ (78,057)

See accompanying notes to financial statements.

NEW PLATFORM TECH INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Additional Paid In Capital	Treasury Stock		Subscription Receivable	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount		Shares	Amount			
Balance—December 31, 2020	112,773,625 $	112,774	$ 62,010	21,266,776 $	(21,267)	$ -	$ (78,393)	$ 75,123
Issuance of Stock	151,509,959	151,510	-	45,956,490	(45,956)	(71,796)		33,757
Net income/(loss)							(78,057)	(78,057)
Balance—December 31, 2021	264,283,584	264,284	62,010	67,223,265	(67,223)	(71,796)	$ (156,451)	$ 30,823
Issuance of Stock	87,919,374	87,919	-	(67,223,265)	67,223	(87,862)		67,281
Net income/(loss)							(153,674)	(153,674)
Balance—December 31, 2022	352,202,958 $	352,203	$ 62,010	- $	-	$ (159,658)	$ (310,125)	$ (55,571)

See accompanying notes to financial statements.

NEW PLATFORM TECH INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(153,674)	$	(78,057)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Amortization of Intangibles		44,300		44,300
Changes in operating assets and liabilities:				
Accounts Payable		46,108		-
Net cash provided/(used) by operating activities		**(63,266)**		**(33,757)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		67,281		33,757
Repayment of Promissory Notes and Loans		(4,010)		-
Net cash provided/(used) by financing activities		**63,270**		**33,757**
Change in Cash		4		-
Cash—beginning of year		-		-
Cash—end of year	$	**4**	$	**-**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	401	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

New Platform Tech Inc. was incorporated on May 23, 2019 in the state of Nevada. The financial statements of New Platform Tech Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Las Vegas, Nevada.

New Platform Tech Inc. designs, builds, and operates customizable intellectual properties in the entertainment and social media matrix. The current core IP could generate a number of separate revenue streams as well as building the intrinsic value of registered users. Based on these core values the valuation covers the company's probability opportunities and the future values of the company which are contained in its current ventures as a pathway to a series of ventures, licensing agreements and partnership in the future. It has a built large body of licensing agreements with unique attractive partners, and the company's own technologies that will be patented or can be patented in order to establish and protect its primary, uniquely competitive intellectual properties.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at a net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Intangible Assets

The Company capitalizes its mobile application and website development costs, which will be amortized over the expected period to be benefitted, which may be as long as 10 years.

Income Taxes

New Platform Tech, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from its platform which designs, builds, and operate customizable intellectual properties in the entertainment and social media matrix.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $28,478 and $543, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 4, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INTANGIBLE ASSETS

As of December 31, 2022 and December 31, 2021, intangible asset consists of:

As of Year Ended December 31,	2022	2021
Mobile Application	$ 41,900	$ 41,900
Website	91,000	91,000
Intangible assets, at cost	**132,900**	**132,900**
Accumulated amortization	(102,967)	(58,667)
Intangible assets, Net	$ **29,933**	$ **74,233**

Entire intangible assets have been amortized. Amortization expenses for the fiscal year ended December 31, 2022 and 2021 was in the amount of $44,300 and $44,300, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2022:

Period	Amortization Expense
2023	$ (29,933)
2024	-
2025	-
2026	-
Thereafter	-
Total	$ **(29,933)**

4.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 400,000,000 shares of Common Stock at a par value of $0.001. As of December 31, 2022, and December 31, 2021, 352,202,958 and 264,283,584 shares were issued and outstanding, respectively.

5.   DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2022					For the Year Ended December 2021				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Debt Payable - Vader	$ 8,590	0.00%	10/16/2019	paid off in 2023	$ -	$ -	$ 4,580	$ -	$ 4,580	$ -	$ -	$ 8,590	$ -	$ 8,590
DreamSpring Business Loan	$ 11,500	13.00%	11/16/2020	8/5/2021	1,495	-	11,655	-	11,655	1,495	-	11,655	-	11,655
Total					$ 1,495	$ -	$ 16,235	$ -	$ 16,235	$ 1,495	$ -	$ 20,245	$ -	$ 20,245

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022	
2023	$ 16,235
2024	-
2025	-
2026	-
2027	-
Thereafter	-
Total	$ 16,235

6.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (17,617)	$ -
Valuation Allowance	17,617	-
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (17,617)	$ -
Valuation Allowance	17,617	-
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $59,037, and the Company had state net operating loss ("NOL") carryforwards of approximately $59,037. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

There are no related party transactions.

8. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company entered into a lease agreement with Russell Cameron. LLC to rent business premises. The original lease expires on September 30, 2023, and the base rent is $1,550 per month. On July 27, 2023, the company signed a new lease agreement the term of this Lease shall commence on October 01, 2023 and shall expire on 9/30/2024. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2022, are as follows:

Year	Obligation
2023	$ 13,950
2024	-
2025	-
2025	-
Thereafter	-
Total future minimum operating lease payments	**$ 13,950**

Rent expenses were in the amount of $38,876 and $29,070 as of December 31, 2022 and December 31, 2021, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through August 4, 2023, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $153,273, an operating cash flow loss of $63,266, and liquid assets in cash of $4, which less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise a substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.